UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69432

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fort Ghent Brokerage LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Madison Avenue, Suite 1006
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Mack 212-588-0580
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanford Becker & Co, PC
(Name – *if individual, state last, first, middle name*)

1430 Broadway, Suite 605	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David Mack ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fort Ghent Brokerage LLC , as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



____

____

____

TALIAH ABDUL KARIM
Notary Public - State of New York
NO. 01AB6126164
Qualified in New York County
My Commission Expires Apr 25, 2021

David Mack
Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fort Ghent Brokerage LLC

Statement of Financial Condition

DECEMBER 31, 2018

Fort Ghent Brokerage LLC

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

GEORGE S. GETZ, CPA

SANFORD BECKER, CPA 1922-1994
SANFORD E. BECKER, CPA 1957-2008

1430 BROADWAY, SUITE 605
NEW YORK, N.Y. 10018
TELEPHONE (212) 921 - 9000
FACSIMILE (212) 354 -1822

Report of Independent Registered Public Accounting Firm

To the Members of
Fort Ghent LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fort Ghent LLC, as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company, as of December 31, 2018 in conformity with the accompanying principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements is free of material misstatements, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



Sanford Becker + Co., P.C.

We have served as the Company's auditors since 2017.

New York, NY
March 14, 2019

Fort Ghent Brokerage LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS

Cash	$	28,503
Accounts receivable		16,748
Prepaid expense		8,803
Total assets	$	54,054

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	27,868
Total liabilities		27,868
Members' Equity		26,186
Total liabilities and members' equity	$	54,054

See accompanying notes to the statement of financial condition.

NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION

Fort Ghent Brokerage LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business activities include providing investment banking, merger and acquisition, and consulting services to clients. The Company is a dual member limited liability company; the two members are active principals in the Firm. The Company was organized under the laws of the State of New York on November 1, 2013. The Company became a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority (FINRA) on August 4, 2014. The Company exists as a separate legal entity, unless dissolved in accordance with the provisions of the operating agreement and the laws of New York State. To the fullest legal extent possible, the Members shall not have any liability for the losses, liabilities, or claims against the Company.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Revenue from contracts with clients are comprised of investment banking fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue.

In certain instances, for advisory contracts, the Company will receive amounts in advance of the deal's closing. In these instances, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the client. At December 31, 2018, there were no advances to the Company. Revenue in the form of restricted securities is valued at fair market value, considering the above parameters.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

FASB *Accounting Standards Codification* ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

3

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 - Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership can access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets in markets that are not active. These also include quoted prices for similar assets or liabilities which have been adjusted for legal or contractual restrictions.

Level 3 - Unobservable inputs that reflect the reporting entity's own assumptions. These include private portfolio investments that are supported by little or no market data.

At December 31, 2018, the Company had no assets that required valuation under this standard.

NOTE 3. CONCENTRATION OF BUSINESS AND CREDIT RISK

All cash deposits of the Company are held by one financial institution and therefore are subject to credit risk at this financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

For purposes of reporting the statement of cash flows, The Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2018, the Company had no uninsured cash balances.

The Company earned 96% of its advisory fee revenues from two clients in 2018. 95% of the Company's accounts receivable at year end were from two clients.

NOTE 4. RELATED-PARTY TRANSACTIONS

During the year, certain amounts were charged to the Company. These amounts were not paid, the debt was forgiven, and the balance formerly owed included as a capital contribution.

Rent and occupancy expenses	$2400
Email	646
Professional services	1182
Total	$4,228

There are no other transactions with related parties of the firm.

NOTE 5. INCOME TAXES

The Company is a limited liability company and as such is not subject to Federal or state income taxes. Federal and State income taxes, if any, are the responsibilities of the individual members. The Company is subject to New York City Unincorporated Business Tax. With few exceptions, the Company is no longer subject to tax examinations by taxing authorities for years before 2015.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. With few exceptions, the measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 6. COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments or contingencies.

NOTE 7. ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2018, the Company adopted ASU 2014-09, which provides guidance on the recognition of revenues from contracts and requires gross presentation on certain contact costs. This change was applied prospectively from January 1, 2018 and there was no impact on our previously presented results. The adoption of the new revenue standard resulted in no change to beginning member's equity.

NOTE 8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2018, the Company had net capital of $16,578, which exceeded the Company's minimum net capital requirement of $5,000 by $11,578. The Company's percentage of aggregate indebtedness to net capital was 168% at December 31, 2018.

NOTE 9. GOING CONCERN

Accounting Standards Update 2014-15 requires that management evaluate conditions or events that might raise substantial doubt about the Company's ability to continue as a going concern. Management has evaluated the Company's conditions and has determined that unless the Company generates revenue or continues to be funded by its members, there is doubt about the Company's ability to continue as a going concern. Management has pledged additional support to the Company to enable it to operate for the next year should that become necessary.

NOTE 10: NEW ACCOUNTING PRONOUNCEMENT

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to lease arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. On January 1, 2019, the Company adopted this new standard which has not caused significant changes to the way leases are recorded, presented and disclosed in the Company's financial statements.

NOTE 11: SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 14, 2019, the date on which the financial statements were available to be issued. There were no other subsequent events that require adjustment or disclosure in the financial statements.